Exhibit 99.3

PRESS RELEASE

WiLAN Responds to MOSAID Directors’ Circular

▪	Structure and undisclosed terms of Core Wireless Agreement raise questions about shareholder value

▪	WiLAN currently evaluating its Offer in light of the possible negative impact of the Core Wireless Agreement

OTTAWA, Canada - September 9, 2011 - Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX: WIN; WIN.DB) (NASD:WILN) today announced its disappointment with the recommendation made by the Board of Directors of MOSAID Technologies Incorporated (“MOSAID”) to reject WiLAN’s all-cash offer of C$38.00 per MOSAID share (the “Offer”).

The MOSAID Board of Directors has urged MOSAID shareholders to reject WiLAN’s all-cash Offer on the basis that MOSAID’s current business plan will deliver superior value.  MOSAID’s assertions of superior value are based on:

•	aggressive estimates of future performance from new and unproven programs; and

•
optimistic aspirations for the recently announced agreement (the “Core Wireless Agreement”) to service a portfolio of patents controlled by Nokia Corporation (“Nokia”) and Microsoft Corporation (“Microsoft”).

A number of important factors regarding the Core Wireless Agreement may negatively affect shareholder value:

•
MOSAID has indicated that it will take 18-24 months to realize any revenue from the Core Wireless Agreement, however, MOSAID will incur immediate and significant levels of cash expenditures to perform its obligations under that Agreement.

•
Although MOSAID is required to fund 100% of the costs of monetizing the Core patents, it will only receive approximately one third of the gross revenue generated under the Core Wireless Agreement.  Based on MOSAID’s historical margins and returns, as well as significant execution risk, the financial benefits of this arrangement to MOSAID are questionable.

•
MOSAID’s assertions regarding the Core Wireless Agreement are strikingly similar to comments it made in February, 2007 with respect to the acquisition of wireless patents from Agere Systems (the “Agere Portfolio”).  At that time, MOSAID represented that the licensing revenue from the Agere Portfolio had “the potential to surpass the revenues that MOSAID had earned to date from its DRAM memory patents.”  This result has clearly not been achieved.  Based on public disclosure, at the time it announced the acquisition of the Agere portfolio, MOSAID had generated over C$230 million in revenues from DRAM licensing and significantly more in DRAM bookings.  In the intervening four years, based on MOSAID’s financial statements up to April 30, 2011, it has generated less than C$50 million in recognized revenue from all communications programs, including the Agere Portfolio.

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•
MOSAID’s disclosure of the Core Wireless Agreement has redacted important information that is necessary to enable shareholders to assess the financial merits and demerits of the agreement.  For example:

o
WiLAN believes that the Core Wireless patent portfolio may already be licensed to a number of major parties, which would limit future revenue potential of the portfolio.  MOSAID has not made any public disclosure about the extent to which this portfolio has already been licensed;

o
MOSAID has redacted disclosure of key financial terms under the Core Wireless Agreement that could have a material effect on shareholder value.  These include agreed upon minimum milestone payments, impairments payments and associated maximum liabilities; and

o	MOSAID has not disclosed whether Microsoft and Nokia remain available as licensing candidates for other patents in MOSAID’s portfolio.

•
The Core Wireless Agreement contains a Change of Control penalty fee of US$5 million (which equates to approximately C$0.40 per MOSAID share), which is payable to Nokia and Microsoft if a Change of Control occurs in the first year of the Core Wireless Agreement.  Since Nokia and Microsoft determine whether to terminate the Core Wireless Agreement and trigger the payment of the penalty fee, no potential purchaser of MOSAID can ascribe any value to the Agreement. In the current circumstances, the Change of Control penalty is clearly designed to interfere with WiLAN’s offer and has the effect of entrenching management at a cost to MOSAID shareholders.

Without further disclosure and clarity about the full financial impact of the Core Wireless Agreement, the amount of cash available to be paid to MOSAID shareholders by any potential acquirer, including WiLAN, is likely to be materially and negatively affected.  WiLAN’s management currently believes that the Core Wireless Agreement is not attractive from a financial or business perspective, however, the lack of public disclosure of key terms of that agreement make it difficult to arrive at a definitive conclusion.

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About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

Forward-looking Information
This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws, including statements relating to WiLAN, WiLAN’s formal offer to acquire all of the outstanding common shares of MOSAID (together with associated rights issued and outstanding under MOSAID’s shareholder rights plan) (the “Offer”) and any anticipated benefits to WiLAN resulting from the proposed acquisition of MOSAID. The phrases ”may”, “believes”, “would limit”, “potential”, “could have”, “is likely”, “would be”, “intent” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances.

Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation: (1) the risks described in WiLAN’s August 3, 2011 management’s discussion and analysis of financial condition and results of operations relating to its 3 and 6 months ended June 30, 2011 (the “MD&A”) starting at page 29 of the MD&A; (2) the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page 13 of the AIF; and (3) the risks described below relating to the acquisition of MOSAID pursuant to the Offer as more fully discussed in WiLAN’s September 2, 2011 final short-form prospectus  relating to its offering of 6.00% extendible convertible unsecured subordinated debentures (the “Final Prospectus”) starting at page 30 of the Final Prospectus:

(a)	WiLAN has not verified the reliability of any public information regarding MOSAID including any information included in the Final Prospectus;

(b)
the Offer is conditional upon, among other things, the receipt of consents and approvals from governments that could delay completion of the Offer or impose conditions that could result in an adverse effect on WiLAN’s business or financial condition;

(c)	change of control or similar provisions in MOSAID’s agreements triggered upon any acquisition of MOSAID may lead to adverse consequences;

(d)	any integration of WiLAN and MOSAID may not occur as anticipated;

(e)	WiLAN may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects;

(f)
the proposed combination of WiLAN and MOSAID may not be successfully completed without the possibility of holders of MOSAID common shares exercising dissent and appraisal rights in connection with certain statutory transactions;

(g)	WiLAN may not realize the benefits of the combined company’s new patent licensing programs;

(h)	WiLAN may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of patents following the proposed acquisition of MOSAID;

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(i)	WiLAN may assume significant unknown liabilities arising out of or related to MOSAID’s business, operations or assets.

Copies of each of the MD&A and AIF may be obtained at www.sedar.com or www.sec.gov and copies of the Final Prospectus may be obtained at www.sedar.com. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Kathryn Hughes
Director, Marketing & Communications
O: 613.688.4897
C: 613.898.6781
E: khughes@wilan.com

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Kingsdale Shareholder Services Inc.
O: 1.866.581.1477

For more information, visit www.wilan.com or please contact	Tyler Burns Director, Investor Relations	11 Holland Avenue, Suite 608, Ottawa, ON K1Y 4S1 Tel: O: 613.688.4330 C: 613.697.0367 Email: tburns@wilan.com

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